A.G. EDWARDS, INC. SUMMARY ANNUAL REPORT FOR THE FISCAL YEAR 2007


EDWARDS.

A.G. Edwards, Inc. is a holding company whose subsidiaries provide securities and commodities brokerage, investment banking, trust services, asset management, retirement planning, investment planning, and insurance products and services. A.G. Edwards and its affiliates have more than 6,600 financial consultants in more than 740 offices nationwide and two European locations, in London and Geneva. Its principal subsidiary, A.G. Edwards & Sons, Inc., provides a full range of financial products and services to individual and institutional investors. The firm also offers investment banking services to corporate, governmental and municipal clients through 18 regional offices and its St. Louis headquarters.

FINANCIAL HIGHLIGHTS

(FOR FISCAL YEAR ENDED FEBRUARY 28 OR 29)
A.G. EDWARDS, INC.

(In thousands, except per share data and other data)

	2007	2006 (As Adjusted)*	2005	2004	2003
Operating Results					
Net Revenues	$ 3,110,460	$ 2,740,113	$ 2,607,681	$ 2,522,817	$ 2,214,352
Earnings before cumulative effect of accounting change	$ 331,353	$ 223,324	$ 186,474	$ 159,485	$ 118,828
Cumulative effect of accounting change, net of income taxes	$ –	$ 2,768	$ –	$ –	$ –
Net Earnings	$ 331,353	$ 226,092	$ 186,474	$ 159,485	$ 118,828
Pre-tax Net Earnings as a Percent of Net Revenues	16.7%	12.4%	11.3%	9.7%	7.7%
Return on Average Equity	16.6%	12.3%	10.5%	9.2%	7.1%
Per Share Data					
Earnings per diluted share before cumulative effect of accounting change	$ 4.34	$ 2.89	$ 2.37	$ 1.97	$ 1.46
Cumulative effect of accounting change, net of income taxes	$ –	$ 0.04	$ –	$ –	$ –
Earnings per diluted share	$ 4.34	$ 2.93	$ 2.37	$ 1.97	$ 1.46
Dividends Declared	$ 0.80	$ 0.72	$ 0.64	$ 0.64	$ 0.64
Book Value	$ 27.91	$ 24.96	$ 23.21	$ 22.08	$ 20.92
Financial Condition					
Stockholders' Equity	$ 2,102,039	$ 1,887,012	$ 1,787,691	$ 1,778,319	$ 1,688,537
Total Assets	$ 5,312,118	$ 4,671,643	$ 4,687,797	$ 4,436,085	$ 3,980,094
Other Data					
Full-Time Employees	15,338	15,480	15,390	15,931	16,181
Financial Consultants	6,618	6,824	6,890	6,980	7,222
Locations	744	738	721	710	709

***Fiscal 2006 amounts have been adjusted due to a change in accounting method. See Note 2 (Employee Stock Plans) of the Notes to Consolidated Financial Statements in the A.G. Edwards, Inc. Annual Report on Form 10-K for a detailed discussion of the Company's Stock-Based Compensation plan.**

Net Revenues

(For fiscal year ended February 28 or 29)
($ in millions)



$3500
$2800
$2100
$1400
$700
03 04 05 06 07

Net Earnings

(For fiscal year ended February 28 or 29)
($ in millions)



$350
$280
$210
$140
$70
03 04 05 06 07

Earnings Per Diluted Share

(For fiscal year ended February 28 or 29)



$4.75
$4.00
$3.25
$2.50
$1.75
$1.00
03 04 05 06 07

Client Assets

(For fiscal year ending February 28 or 29)

Total Client Assets* vs. S&P 500 ($ in billions)

Client Assets S&P 500



$420
$350
$280
$210
$140
$70
1800
1500
1200
900
600
300
03 04 05 06 07

Total Client Assets in Fee-Based Accounts

($ in billions)



$50
$40
$30
$20
$10
03 04 05 06 07

***Total Client Assets have been adjusted to include those assets acquired through A.G. Edwards that are held by other organizations.**

TO OUR SHAREHOLDERS, CLIENTS AND ASSOCIATES

This year marks A.G. Edwards' 120th anniversary as a firm. Having served the investing public for so many years, we are understandably proud of our rich and enduring heritage. We believe one of the primary reasons we continue to thrive is because of our consistent adherence to the values on which A.G. Edwards was founded: putting clients first and treating others the way we want to be treated. These values continue to serve us well.

Thanks to this value-centered, client-focused approach to business as well as improved market conditions, A.G. Edwards experienced strong results in fiscal 2007:

- For the first time in our history, we surpassed $3 billion in net revenue while earning $331 million, a 47 percent increase from last year. That translated into earnings of $4.34 per diluted share, an all-time record.

- Our fee-based revenue set yet another annual record by increasing 19 percent to $1.3 billion, as client assets in fee-based programs and other investments continued to grow.

- We experienced our fifth consecutive year of increased revenues, net earnings, earnings per share, pre-tax profit margin and return on average equity.

Although we are pleased with these results, we are always looking for ways to improve our performance and our position in the marketplace. I'd like to share with you some of our efforts this past year to enhance profitability and strengthen our prospects for the future.

STRENGTHENING OUR FUTURE THROUGH DIVERSIFICATION OF REVENUES AND ASSET GROWTH

"Creating sustainable revenue growth" has been one of our corporate objectives for several years. Two of the best strategies for accomplishing this goal are growing our client asset base and diversifying our revenue streams. Client asset growth for fiscal 2007 was up 9 percent. With the introduction or enhancement of the following client products and services this year, we hope to create even better results for fiscal 2008:

- **Fee-Based Revenue Growth.** Last year we reported that, for the first time in our history, A.G. Edwards' fee-based revenue exceeded our transactional, or commission, revenue. This trend continues to grow as our clients seek a more comprehensive approach to their financial needs and a pricing model that lets them know up front what they will pay for their investment services.

  Since fiscal 2000, the percentage of net revenues from commissions has dropped from 51 percent to 33 percent, whereas the percentage of net revenues from fee-based services has increased from 19 percent to 41 percent.

To help satisfy growing client demand, we continue to expand and enhance our fee-based services. As always, we provide our clients and their financial consultants (FCs) the freedom and flexibility to determine what services and payment methods best suit individual client needs.

- **AGE Bank Deposit Program.** Introduced in February, our new bank deposit program offers up to $1 million in FDIC coverage through program banks, competitive interest rates and the ability to earn higher rates of return as balances grow. This program provides a great incentive for clients to consolidate their assets at A.G. Edwards. Also, we are pleased to report that A.G. Edwards Trust Company FSB received regulatory approval to accept clients' cash deposits and will participate as a bank in this program.

- **Gallatin Asset Management.** Our purpose in creating Gallatin Asset Management last year was twofold. We wanted to more effectively serve our retail-brokerage clients seeking asset-management services. We also wanted to develop a new revenue stream by offering Gallatin's investment expertise to third parties such as mutual funds, insurance companies and other institutional clients.

  Several firms, including MetLife, First Trust and UPromise, have now contracted with Gallatin to manage more than $1.2 billion in assets. While off to a promising start, we believe Gallatin is capable of much more, and we hope to capitalize on its potential during the next few years.

  Another way we would like to grow Gallatin is by acquiring other asset managers, if the price and cultural fit are right, so that we will be able to offer an array of investment styles to both third-party institutions and our own clients.

- **UltraAsset Account.** With recent enhancements to our UltraAsset Account (UAA), clients who choose a UAA can receive better rates on their balances in the AGE Bank Deposit Program; preferred rates for their margin accounts; and unlimited, no-fee IRAs for statement-linked accounts. These benefits are in addition to existing features such as online bill pay, check writing, debit cards and more.

- **A.G. Edwards Mortgage, LLC.** Last October, we formed a joint venture with Wells Fargo Home Mortgage to originate, fund and process mortgage loans for A.G. Edwards' clients. Through this new arrangement, we now can offer our clients more than 1,800 home-financing products and services. At the same time, these expanded product offerings increase the firm's revenue potential.

  In the first five months of the joint venture, the number and dollar value of loans closed by our clients was more than six times greater than the amount closed in the first six months of calendar 2006 under our previous mortgage-services arrangement.

STRENGTHENING OUR FUTURE THROUGH TRAINING AND LEADERSHIP DEVELOPMENT

As I have repeatedly said, I believe our knowledge is what differentiates us from our competitors and adds value for our clients for the price difference. That's why "developing people as our greatest asset" is one of our ongoing corporate objectives. It's also why we constantly strive to have the best-trained, best-educated FCs in the industry.

Developing leadership potential is also vital to our future, ensuring we have new generations of employees prepared to lead our company going forward. We are working to accomplish all of these goals in a variety of ways:

- **Enhancing Recruiting Efforts.** Even though our number of FCs declined this past year and our industry continues to see fewer FCs among its ranks, we are committed to growing and improving our FC work force. On the positive side, the FCs who left us last year managed less than 1 percent of our total client assets, and many of those assets stayed with us. We continue to focus on recruiting quality transfer FCs, and we are making marked progress in our trainee efforts.

  To further enhance our recruiting efforts, we have hired a consulting firm to help us grow our FC work force by identifying, qualifying and screening high-quality FC trainee candidates.

- **Upgrading New-FC Training.** We redesigned our new-FC training curriculum to include more intensive coaching, along with an apprenticeship period and specific benchmarks to be reached in a shorter time frame. This approach will help us more quickly determine which FC trainees are best-equipped to succeed over the long term.

- **Accelerating CFP® Training.** The firm is on track to exceed the two-year goal I announced last year to double our number of FCs with CERTIFIED FINANCIAL PLANNER™ (CFP®) certifications to 1,200. By partnering with an outside training firm, we created an accelerated CFP® training program that is helping us meet this goal, giving us a total of more than 900 CFP® professionals to date. Though our primary motivation is to add value for our clients, our newest group of FCs earning the CFP® designation have, on average, produced revenue- and asset-growth rates that are approximately double our firmwide averages.

- **Developing Leaders.** This past year, we implemented a more formalized approach to leadership development with the launch of several new programs, including:

  — *Chairman's Challenge.* Brings together leaders from across our organization to build decision-making, strategic-thinking and leadership skills by addressing specific challenges
  — *Branch Manager Leadership Program.* Focuses on the branch manager's role in creating and fulfilling a branch vision that aligns with firm goals

— *Leadership Briefings.* Provides quarterly training opportunities for supervisors and managers at all levels of the firm on a variety of leadership issues

STRENGTHENING OUR FUTURE THROUGH TECHNOLOGY ADVANCEMENT

In today's technology-driven world, it is imperative that we be prepared to meet the ongoing technology challenges that will inevitably arise. This is not a one-time objective but a never-ending process that is a part of our efforts to fulfill our corporate objective of "maximizing efficiency and effectiveness in all areas of our business."

During the past four years, we have seen benefits from our Gateway Initiative, which has helped us significantly lower our technology expenses from their peak. These efforts included reducing the number of servers in our branches, centralizing our data from multiple data warehouses into one, and transitioning our trade-processing capabilities to a third-party service provider.

This fall we will complete our transition to our new technology platform, further eliminating process redundancies and better positioning us to meet future technology challenges such as 24-hour trading and other demands of an evolving global marketplace.

In the coming year, we also plan to further develop our centralized data capabilities. These advanced capabilities will let us more effectively manage and enhance our business. For instance, we will be able to use an automated process to make appropriate and timely service and product recommendations to select clients based on their financial situations and investment history.

STRENGTHENING OUR FUTURE THROUGH SERVICE EXCELLENCE

In keeping with our client-first and Golden Rule values, this year we added a new goal to our three established corporate objectives: "dedicating ourselves to service excellence." Although our commitment to delivering exceptional service has never faltered, we added this objective to help us reinvigorate our Home Office services. To accomplish this, we took a number of steps, including:

- Forming a cross-divisional service committee to create service standards and to identify and address any service obstacles

- Updating and enhancing our service training programs to be more pertinent and effective

- Improving internal communications and making it easier for branches to submit service-related feedback

These efforts have already helped us make significant progress in improving the overall level of Home Office service. In the coming year, we plan to apply what we've learned to help our branches enhance their service to clients.

STRENGTHENING OUR FUTURE THROUGH CONTINUED COMMITMENT TO OUR VALUES

Thanks, at least in part, to a continued focus on company values, A.G. Edwards was once again selected as one of the "100 Best Companies to Work For" by *FORTUNE* magazine and listed in *Training* magazine's "Top 125" corporate training programs. While we value these accolades, our primary motivation is to do what's best for our clients and make A.G. Edwards a great place to work and invest.

As we look ahead to the next fiscal year and the challenges of an ever-changing industry landscape, we can be confident that our commitment to our client-first and Golden Rule philosophies, which have seen us through our first 120 years, will continue to guide us successfully into the future.

In closing, I want to thank our employees, clients, shareholders and our board of directors for their continued support and ongoing contributions to A.G. Edwards' success.



ROBERT L. BAGBY
Chairman and Chief Executive Officer
April 20, 2007



TAKING CARE OF OUR CLIENTS' NEST EGGS — THAT'S WHAT WE DO. WE'VE BEEN DOING IT FOR 120 YEARS.

OUR SUCCESS COMES FROM ADHERING TO A CORE SET OF VALUES THAT ARE ANCHORED BY OUR CLIENT-FIRST PHILOSOPHY. THESE VALUES GUIDE OUR BUSINESS DECISIONS AND SHAPE OUR APPROACH TO HELPING OUR CLIENTS BUILD THEIR NEST EGGS.

THEY HAVE PROVIDED THE FOUNDATION FOR OUR PAST ACCOMPLISHMENTS AND REPRESENT THE KEYS TO AN EVEN STRONGER FUTURE.

The following are personal views of a select group of A.G. Edwards clients and other parties and may not represent the experience of others. The opinions expressed are not necessarily indicative of future performance or success.

Building a Family Legacy



"My father emigrated here from Armenia as a teenager to escape the 1915 genocide. He became an international trader in used clothing, textiles and army surplus; and he bought real estate in the neighborhood where he worked, namely Chinatown, in lower Manhattan. He managed his businesses with a long-term commitment to growth and income; my brothers Alex, Haig and I continue to manage with those principles in mind. That outlook served my father *well in* business, and it has also shaped my investment approach — my financial consultant, Lola McDonald, understands that, too. I've done business with Lola for 25 years, and she's put together a successful investment strategy to meet my personal objectives. Just as my father's real estate holdings matured to become our family's legacy, so too have my personal holdings, thanks to Lola. Successful investing takes time *and commitment.* Lola and A.G. Edwards understand that."
— Peter Dadourian

Peter Dadourian, Client,
New York, New York

Our financial consultants understand that building wealth takes time and patience, and preserving it takes discipline. Whether they're working with clients who are saving for retirement or a child's college education or they're planning for a smooth generational transition of wealth, our client-first philosophy guides our financial consultants as they work with their clients to help them achieve their long-term financial objectives.

Although the world of investing has changed a lot during the past *120 years, all investors continue* to share one universal goal: to protect, preserve and grow their nest eggs. This basic, but important, concept makes our mission as a financial services firm crystal clear. We must provide our clients with the advice, services and products they need to reach their financial goals.

Guided by our client-first philosophy, we evaluate our corporate initiatives as well as our new products and services to determine the best way to meet our clients' evolving financial needs. In the end *it all* comes down to one simple question — how will the decision at hand affect our clients? It's the one question that keeps us focused on what truly matters — working with our clients to preserve and grow their nest eggs, no matter how long it takes.


ONE



Going the Extra Mile

"Frank inherited our account from another broker about 10 years ago. When he called to follow up with us, we told him that we wouldn't do business with him until we met him face-to-face. Without hesitating, he jumped into the car and came right down for a visit. That's not easy. We live in Corydon, Indiana, and he works outside of Cincinnati. That's about 140 miles, but the distance has never been a problem. Both of us liked his honesty and grew to trust him. Over time, we've given him additional money, and we've grown together. We've even had the opportunity to meet with some of the firm's investment experts who have consulted with Frank as he worked to develop an investment approach that would meet our long-term needs. We value Frank's persistence, determination and investment experience, and we appreciate the solid financial firm that stands behind him."
— Steve and Jeni Smith

Steve and Jeni Smith, Clients,
Corydon, Indiana

Frank C. Parker III,
Financial Consultant,
Blue Ash, Ohio



Personal Relationships Supported by Professional Advice

"I met Catesby and his brother Tommy when we were in college. After college I entered the investment business, and their parents, Roger and Edris, were among my first clients. Catesby and Tommy followed a few years later. We've known each other a long time, and I think they started working with me because they knew me and trusted me. But they've stayed clients because of the approach I've taken with their finances — it fit their investment personalities. Although we can accommodate any kind of investor, I think the Jones family found my conservative, value-oriented approach appealing. At A.G. Edwards, I have the freedom to tailor my clients' investment portfolios the way they want them. That's what it's all about — keeping our clients happy while building their nest eggs."
— Tommy Boyd

Tommy Boyd,
Senior Vice President — Investments,
Branch Manager,
Selma, Alabama

Whether our clients already enjoy financial security or they are busy building their nest eggs, we believe they are entitled to the personalized service of a financial consultant. That means we will never send our clients to a call center for investment advice. Period.

More important, we don't have any product sales quotas — meaning our financial consultants enjoy the freedom to make recommendations based solely on the needs of their clients. When we say we provide objective financial advice, we mean it.

Our belief in personalized service doesn't stop here. Through our financial consultants, our clients not only have access to a comprehensive array of investment products and services, they can also take advantage of the knowledge and experience of hundreds of experts who work in our St. Louis Home Office.

These professionals can address even the most complex client situations, which can range from succession planning for small-business owners to estate planning challenges. In addition, our award-winning research analysts and investment strategists collaborate to digest market and economic news and develop timely, strategic and useful investment approaches for our clients.

To us, that's what our business is all about — using our framework of clearly understood and shared corporate values to provide the advice and services our clients need to build their assets. We've found that not only do our clients win, but our shareholders and our employees benefit as well.



Vast Resources,
Deeper Understanding

"Since our father died in 2003, Tommy has been very helpful working with my family on matters relating to our father's estate. He's been especially helpful getting things in order for our mother and has also brought in some resources from St. Louis — including the A.G. Edwards Trust Company. We've known him more than half of our lives, and all of us feel comfortable dealing with him. It's not easy finding someone you can trust with all aspects of your family's finances. Just knowing that we can pick up the phone or stop by to get his thoughts on an issue is reassuring to us and our mother. Tommy's not just a knowledgeable professional, he's a personal friend."
— Tommy and Catesby Jones

Tommy Jones, Edris Jones,
Catesby Jones, Clients,
Selma, Alabama

Finding Opportunities,
Sharing a Passion



"After years of working at several national brokerage firms in Anchorage, I opened my own firm. I never had the intention to work for a large brokerage firm again, but when I was presented with the opportunity to open the first A.G. Edwards branch in Alaska, I took it. A.G. Edwards and its client-first philosophy fit right in with Anchorage's strong sense of community. The firm and its emphasis on client service are a refreshing option for investors here. Frankly, that's why I joined. We are free to structure our business the way we see fit and in a manner that suits our clients. Working for our clients and their success — that's the way it should be. They're the people who matter."
— Todd Gerber

Todd Gerber,
Vice President — Investments,
Branch Manager,
Anchorage, Alaska

We're looking for those remarkable people who not only have a talent for finance and investing but also an abiding sense of duty to do what is right for their clients.

As a result, we've made it our mission to identify financial consultants who share our client-first approach and want to thrive in a business environment that gives them the freedom to act in their clients' best interests.

We believe financial consultants should join us because they share our passion for client service and want to work for an organization that supports and nurtures that commitment.

We must be doing something right. We enjoy one of the highest financial consultant retention rates in the industry. And in the mobile, entrepreneurial environment of financial services, that says a lot.

When you combine the freedom of our financial consultants to "do the right thing" for their clients, our staunch commitment to personalized service, and the vast array of products and services we offer, you have a recipe for client satisfaction. It's a formula that's been working well for 120 years. At A.G. Edwards, we don't tinker with success — we build upon it.





Seeking Talent,
Sharing Commitment

"Sometimes finding the right fit takes time. We had our sights on developing our presence in Alaska for some time, but we wanted to identify the right person to lead the way. During one of our trips to Anchorage, we met Todd and got to know him. We were impressed by his solid work ethic and investment philosophy, which was right on target with our client-first approach, and we hired him a short time later. He's built the office from the ground up, and it now has 12 employees. He shares our commitment to client service and has found others who share the same core values. We now have offices in all 50 states. It took some time, but it was worth the wait."
— Paul Coffee

Paul Coffee,
Senior Vice President,
Western Regional Manager,
Greenwood Village, Colorado

Fostering Our Culture, Recruiting Quality People

"When we recruit investment banking talent for the firm's corporate finance department, we want to find individuals who will fit in with the team-building culture and entrepreneurial spirit we have at A.G. Edwards. In our business, it is important to find creative and independent thinkers who can cultivate long-term relationships with our clients and ultimately move into the future with our firm. A banker who values our client-first philosophy has the right mind set to succeed in our business."
— Barbara Boyle

Barbara Boyle,
Managing Director, Corporate Finance,
St. Louis, Missouri

Like our financial consultants, our investment bankers embrace the firm's client-first philosophy and work at building long-term relationships with their clients. We don't have "rainmakers" who sell an idea and move on to the next deal.

Our investment bankers stay involved in a transaction until its conclusion. They are not afraid of counseling *against a transaction if it is not in the best* interest of a client. We believe doing so generates client trust and respect, which pays dividends in the long run.

This commitment to candor and putting our clients first extends across the firm. It's what continues to set us apart in the competitive world of financial services. When we make hiring decisions — regardless of the position or the department — we seek out individuals who share our client-first philosophy and flourish in a collaborative environment.

By hiring those individuals who not only have a skill set but a "mind set" geared toward helping our clients, we've been able to maintain our high degree of customer service during the past 12 decades.





Looking for New Business Opportunities

"To us, investment management is a continuous process of balancing risk versus return. It involves analyzing many factors related to the economy and markets and putting all of this research together to build diversified equity and fixed-income portfolios for Gallatin Asset Management. Because our approach considers not just potential return but also risk, it has been well-received by both individual and institutional clients."
— Sandra Pourcillie and David Miyazaki

Sandra Pourcillie, CFA°
Vice President,
Fixed Income Manager

David Miyazaki, CFA°
Vice President,
Portfolio Manager

Gallatin Asset Management
and members of the A.G. Edwards
Investment Strategy Committee

We're constantly challenged to identify and develop opportunities for company growth that meet our clients' needs, leverage our existing resources and increase revenue. It is for these reasons that we continually evaluate our products and services to look for opportunities to add value for our clients.

With that in mind, we created Gallatin Asset Management, a subsidiary of A.G. Edwards, Inc., that includes our asset-management and investment-advisory operations. Through Gallatin Asset Management, we provide our brokerage clients innovative, industry-leading portfolio and asset-management options, while also making our investment expertise available to third-party institutions such as mutual funds and insurance companies.

We also introduced the AGE Bank Deposit Program, which offers our clients up to $1 million of FDIC protection through program banks, along with competitive interest rates on balances in the program. We also created a joint venture with Wells Fargo Bank to offer our clients a broad range of mortgage services, including mortgage loans, home equity loans and construction financing.

We stay competitive by introducing new, client-focused products. At the same time, we strengthen our prospects for the future by continuing to adhere to our cultural principles of putting our clients first and providing services of value.

Investing in the Future is Not Just Child's Play

"Developing financial literacy in young children is an important goal of our museum. We want our young visitors to experience the daily decision-making process that their parents go through in managing a family budget. 'Money Doesn't Grow on Trees,' a financial literacy program sponsored for many years by A.G. Edwards, encourages children to make real-world decisions, such as what career to pursue and budget choices that help children understand, for instance, that to own a new car versus a used car may mean that you cannot eat out. 'Families' of children work together to develop a budget based on their group's priorities. It's been interesting to watch the program evolve. When it first started many groups decided they wanted to 'save' for a trip to Disneyland. Now, we often see them saving for college. It's a great program, and we're proud that A.G. Edwards has used 'Money Doesn't Grow on Trees' as a model for other children's museum programs across the country."
— Beth Fitzgerald

Beth Fitzgerald,
President and Executive Director of
The Magic House,
St. Louis Children's Museum

According to our "Nest Egg" research, Americans' savings habits have been declining in recent years. This fact inspired us to introduce "Nest Egg Knowledge for Kids," a multifaceted financial literacy initiative to help young people understand the basic concepts of saving and investing.

As part of this initiative, we've partnered with nearly 20 children's museums in communities across the country to help them establish financial literacy programs with saving and investing themes — modeled after "Money Doesn't Grow on Trees," created by The Magic House, St. Louis Children's Museum.

We also introduced "Savings Quest," an interactive online game designed to give young people aged 9 and older an entertaining opportunity to learn about managing their money. By visiting www.mysavingsquest.com, children can pick a character, choose a profession, and learn how to make budgeting and savings decisions.

Through "Nest Egg Knowledge for Kids," we're making an effort to do our part to make sure young people are equipped with the financial knowledge they'll need to make sound financial choices later in life.


Pan

CONSOLIDATED FIVE-YEAR SUMMARY

A.G. EDWARDS, INC.

Year Ended (In thousands, except per share amounts)	February 28, 2007	February 28, 2006 (As Adjusted)*	February 28, 2005	February 29, 2004	February 28, 2003
Revenues					
Asset management and service fees:					
Distribution fees	$ 684,290	$ 571,573	$ 498,026	$ 366,735	$ 336,636
Fee-based accounts	474,532	386,585	323,769	246,943	225,888
Service fees	107,240	104,714	97,282	109,708	90,493
Total	1,266,062	1,062,872	919,077	723,386	653,017
Commissions:					
Equities	539,208	530,052	530,654	543,462	453,231
Mutual funds	244,031	242,883	259,179	260,518	201,567
Insurance	200,956	195,476	192,019	205,622	185,249
Futures and options	46,689	48,411	47,810	51,427	42,816
Other	1,073	894	4,504	19,998	5,116
Total	1,031,957	1,017,716	1,034,166	1,081,027	887,979
Principal transactions:					
Debt securities	127,720	131,284	178,395	217,224	252,688
Equities	87,410	78,826	75,504	79,662	58,436
Total	215,130	210,110	253,899	296,886	311,124
Investment banking:					
Underwriting fees and selling concessions	196,593	168,963	174,555	240,094	184,220
Management fees	93,295	65,434	71,067	81,767	66,960
Total	289,888	234,397	245,622	321,861	251,180
Interest:					
Margin account balances	146,194	138,466	107,611	74,662	86,189
Securities owned and deposits	85,103	42,871	21,132	21,470	20,474
Total	231,297	181,337	128,743	96,132	106,663
Other	91,743	44,334	30,288	6,384	10,239
Total Revenues	3,126,077	2,750,766	2,611,795	2,525,676	2,220,202
Interest expense	15,617	10,653	4,114	2,859	5,850
Net Revenues	3,110,460	2,740,113	2,607,681	2,522,817	2,214,352
Non-Interest Expenses					
Compensation and benefits	1,931,870	1,761,199	1,699,156	1,642,999	1,448,199
Communication and technology	257,838	236,379	241,830	272,047	282,603
Occupancy and equipment	150,464	144,114	151,426	137,617	134,149
Marketing and business development	76,950	71,635	65,682	53,262	45,649
Floor brokerage and clearance	19,101	21,073	21,341	22,495	22,464
Other	153,644	164,705	133,839	149,123	109,854
Total Non-Interest Expenses	2,589,867	2,399,105	2,313,274	2,277,543	2,042,918
Earnings Before Income Taxes	520,593	341,008	294,407	245,274	171,434
Income Taxes	189,240	117,684	107,933	85,789	52,606
Earnings before cumulative effect of accounting change	331,353	223,324	186,474	159,485	118,828
Cumulative effect of accounting change, net of $1,655 of income taxes	–	2,768	–	–	–
Net Earnings	$ 331,353	$ 226,092	$ 186,474	$ 159,485	$ 118,828
Earnings per diluted share:					
Earnings before cumulative effect of accounting change	$ 4.34	$ 2.89	$ 2.37	$ 1.97	$ 1.46
Cumulative effect of accounting change, net of income taxes*	–	0.04	–	–	–
Earnings per diluted share	$ 4.34	$ 2.93	$ 2.37	$ 1.97	$ 1.46
Per Share Data:					
Dividends Declared	$ 0.80	$ 0.72	$ 0.64	$ 0.64	$ 0.64
Book Value	$ 27.91	$ 24.96	$ 23.21	$ 22.08	$ 20.92
Other Data:					
Total Assets	$ 5,312,118	$ 4,671,643	$ 4,687,797	$ 4,436,085	$ 3,980,094
Stockholders' Equity	$ 2,102,039	$ 1,887,012	$ 1,787,691	$ 1,778,319	$ 1,688,537
Dividends Declared	$ 60,664	$ 54,894	$ 49,392	$ 51,007	$ 51,034
Pre-tax Return on Average Equity	26.1%	18.6%	16.5%	14.1%	10.3%
Return on Average Equity	16.6%	12.3%	10.5%	9.2%	7.1%
Pre-tax Net Earnings as a Percent of Net Revenues	16.7%	12.4%	11.3%	9.7%	7.7%
Average Common and Common Equivalent Shares Outstanding (Diluted)	76,431	77,204	78,766	80,990	81,177

***Fiscal 2006 amounts have been adjusted due to a change in accounting method. See Note 2 (Employee Stock Plans) of the Notes to Consolidated Financial Statements in the A.G. Edwards, Inc. Annual Report on Form 10-K for a detailed discussion of the Company's Stock-Based Compensation plan.**

CONDENSED CONSOLIDATED BALANCE SHEETS

A.G. EDWARDS, INC.

(Dollars in thousands, except per share amounts)	February 28, 2007	February 28, 2006 (As Adjusted)*
Assets		
Cash and cash equivalents	$ 299,758	$ 178,173
Cash and government securities deposited with clearing organizations or segregated under federal and other regulations	406,852	272,881
Securities purchased under agreements to resell	815,044	195,000
Securities borrowed	306,310	205,774
Receivables:		
Customers, less allowance for doubtful accounts of $2,700 and $2,600	1,710,857	2,084,278
Brokers and dealers	130,989	187,092
Clearing organizations	2,015	809
Fees, dividends and interest	160,375	118,465
Securities inventory, at fair value:		
State and municipal	352,269	284,539
Government and agencies	39,945	71,188
Corporate debt	55,194	35,638
Equities	7,634	22,788
Investments	406,021	367,822
Property and equipment, at cost, net of accumulated depreciation and amortization of $728,485 and $723,054	463,526	485,287
Deferred income taxes	106,947	107,114
Other assets	48,382	54,795
	$ 5,312,118	$ 4,671,643
Liabilities and Stockholders' Equity		
Checks payable	$ 287,962	$ 313,448
Securities loaned	213,725	200,988
Payables:		
Customers	1,332,692	1,102,040
Brokers and dealers	96,150	118,403
Clearing organizations	67,134	37,561
Securities sold but not yet purchased, at fair value:		
State and municipal	3,324	5,055
Government and agencies	67,383	21,041
Corporate debt	8,523	18,174
Equities	492	1,372
Employee compensation and related taxes	577,918	495,828
Deferred compensation	238,256	228,548
Income taxes	72,991	22,453
Other liabilities	243,529	219,720
Total Liabilities	3,210,079	2,784,631
Stockholders' Equity:		
Preferred stock, $25 par value:		
Authorized, 4,000,000 shares: none issued	–	–
Common stock, $1 par value:		
Authorized, 550,000,000 shares; issued, 96,463,114 shares	96,463	96,463
Additional paid-in capital	301,514	293,362
Retained earnings	2,559,274	2,293,910
	2,957,251	2,683,735
Less: Treasury stock, at cost (21,146,664 and 20,872,779 shares)	855,212	796,723
Total Stockholders' Equity	2,102,039	1,887,012
	$ 5,312,118	$ 4,671,643

The condensed consolidated financial statements should be read in conjunction with the A.G. Edwards, Inc. Annual Report on Form 10-K.

***Fiscal 2006 amounts have been adjusted due to a change in accounting method. See Note 2 (Employee Stock Plans) of the Notes to Consolidated Financial Statements in the A.G. Edwards, Inc. Annual Report on Form 10-K for a detailed discussion of the Company's Stock-Based Compensation plan.**

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

A.G. EDWARDS, INC.

Year Ended (Dollars in thousands, except per share amounts)	February 28, 2007	February 28, 2006 (As Adjusted)*	February 28, 2005
Revenues			
Asset management and service fees	$ 1,266,062	$ 1,062,872	$ 919,077
Commissions	1,031,957	1,017,716	1,034,166
Principal transactions	215,130	210,110	253,899
Investment banking	289,888	234,397	245,622
Interest	231,297	181,337	128,743
Other	91,743	44,334	30,288
Total Revenues	3,126,077	2,750,766	2,611,795
Interest expense	15,617	10,653	4,114
Net Revenues	3,110,460	2,740,113	2,607,681
Non-Interest Expenses			
Compensation and benefits	1,931,870	1,761,199	1,699,156
Communication and technology	257,838	236,379	241,830
Occupancy and equipment	150,464	144,114	151,426
Marketing and business development	76,950	71,635	65,682
Floor brokerage and clearance	19,101	21,073	21,341
Other	153,644	164,705	133,839
Total Non-Interest Expenses	2,589,867	2,399,105	2,313,274
Earnings Before Income Taxes	520,593	341,008	294,407
Income Taxes	189,240	117,684	107,933
Earnings before cumulative effect of accounting change	331,353	223,324	186,474
Cumulative effect of accounting change, net of $1,655 of income taxes	–	2,768	–
Net Earnings	$ 331,353	$ 226,092	$ 186,474
Earnings per diluted share:			
Earnings before cumulative effect of accounting change	$ 4.34	$ 2.89	$ 2.37
Cumulative effect of accounting change, net of income taxes	–	0.04	–
Earnings per diluted share	$ 4.34	$ 2.93	$ 2.37
Earnings per basic share:			
Earnings before cumulative effect of accounting change	$ 4.44	$ 2.91	$ 2.39
Cumulative effect of accounting change, net of income taxes	–	0.04	–
Earnings per basic share	$ 4.44	$ 2.95	$ 2.39

The condensed consolidated financial statements should be read in conjunction with the A.G. Edwards, Inc. Annual Report on Form 10-K.

***Fiscal 2006 amounts have been adjusted due to a change in accounting method. See Note 2 (Employee Stock Plans) of the Notes to Consolidated Financial Statements in the A.G. Edwards, Inc. Annual Report on Form 10-K for a detailed discussion of the Company's Stock-Based Compensation plan.**

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

A.G. EDWARDS, INC.

Year Ended (Dollars in thousands)	February 28, 2007	February 28, 2006 (As Adjusted)*	February 28, 2005
Cash Flows From Operating Activities:			
Net earnings	$ 331,353	$ 226,092	$ 186,474
Cumulative effect of accounting change, net of $1,655 of income taxes	–	(2,768)	–
Non-cash and non-operating items included in earnings:			
Depreciation and amortization	106,361	103,612	111,519
Stock-based compensation	40,269	20,313	33,076
Deferred income taxes	167	(48,580)	34,002
(Gain) on investments, net	(78,591)	(33,826)	(21,798)
Loss (Gain) on disposal of property and equipment	59	(2,169)	242
Allowance for doubtful accounts	403	588	(916)
(Increase) decrease in operating assets:			
Cash and government securities deposited with clearing organizations or segregated under federal and other regulations	(133,971)	119,360	(18,515)
Securities purchased under agreements to resell	(620,044)	40,540	(213,185)
Securities borrowed	(100,536)	(88,472)	(11,268)
Receivable from customers	373,018	151,304	137,753
Receivable from brokers and dealers	56,103	(149,705)	(23,499)
Receivable from clearing organizations	(1,206)	705	(709)
Fees, dividends and interest receivable	(41,910)	(13,860)	(14,552)
Securities inventory	(40,889)	(13,950)	6,447
Trading investments, net	(2,077)	(5,748)	(11,134)
Other assets	6,413	(2,558)	(12,723)
Increase (decrease) in operating liabilities:			
Checks payable	(25,486)	14,328	41,554
Securities loaned	39,334	(54,515)	68,224
Payable to customers	230,652	352,139	(375,113)
Payable to brokers and dealers	(22,253)	(537,083)	612,038
Payable to clearing organizations	29,573	(42,691)	(29,751)
Securities sold but not yet purchased	34,080	9,203	(8,469)
Employee compensation and related taxes	74,701	35,384	69
Deferred compensation	9,708	4,727	17,087
Income taxes	50,538	15,075	(1,521)
Other liabilities	27,146	33,350	21,711
Net cash from operating activities	342,915	130,795	527,043
Cash Flows From Investing Activities:			
Purchase of property and equipment	(90,243)	(85,837)	(117,031)
Purchase of other investments	(18,150)	(23,158)	(22,008)
Proceeds from sale of a subsidiary	–	–	10,830
Proceeds from disposal of property and equipment	2,298	3,083	–
Proceeds from sale or maturity of other investments	60,619	32,304	22,620
Net cash from investing activities	(45,476)	(73,608)	(105,589)
Cash Flows From Financing Activities:			
Short-term bank loans, net	–	(16,400)	(11,900)
Securities loaned	(26,597)	48,491	(92,650)
Employee stock transactions	98,574	76,991	84,648
Tax benefit associated with stock-based awards	12,564	3,686	–
Cash dividends paid	(60,716)	(51,987)	(49,955)
Purchase of treasury stock	(199,679)	(148,834)	(250,123)
Net cash from financing activities	(175,854)	(88,053)	(319,980)
Net Increase (Decrease) in Cash and Cash Equivalents	121,585	(30,866)	101,474
Cash and Cash Equivalents, at Beginning of Year	178,173	209,039	107,565
Cash and Cash Equivalents, at End of Year	$ 299,758	$ 178,173	$ 209,039

Supplemental Disclosure of Cash Flow Information:			
Cash paid for:			
Income taxes	$ 126,320	$ 147,777	$ 75,006
Interest, net of amounts capitalized of $25, $431 and $612	$ 16,078	$ 10,768	$ 3,954
Non-Cash Investing Activity:			
Property purchased included in other liabilities	$ 5,257	$ –	$ –
Non-Cash Financing Activity:			
Restricted stock awards granted	$ 52,656	$ –	$ 35,062

The condensed consolidated financial statements should be read in conjunction with the A.G. Edwards, Inc. Annual Report on Form 10-K.

***Fiscal 2006 amounts have been adjusted due to a change in accounting method. See Note 2 (Employee Stock Plans) of the Notes to Consolidated Financial Statements in the A.G. Edwards, Inc. Annual Report on Form 10-K for a detailed discussion of the Company's Stock-Based Compensation plan.**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte.

To the Board of Directors and Stockholders of
A.G. Edwards, Inc.:

We have audited the consolidated balance sheets of A.G. Edwards, Inc. and subsidiaries (the "Company") as of February 28, 2007 and 2006, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended February 28, 2007. We also have audited management's assessment of the effectiveness of the Company's internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting as of February 28, 2007. Such consolidated financial statements, management's report of the effectiveness of internal control over financial reporting and our reports dated April 27, 2007, expressing unqualified opinions (which reports include an explanatory paragraph relating to the adoption, in fiscal year 2006, of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," and, effective fiscal year 2007, the change in accounting policy for the recognition of equity awards granted to retirement-eligible employees and the retrospective adjustment to the fiscal year 2006 consolidated financial statements for the change), (which are not included herein) are included in the Company's Annual Report on Form 10-K. The accompanying condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of February 28, 2007 and 2006, and the related condensed consolidated statements of earnings and of cash flows for each of the three years in the period ended February 28, 2007, is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.

Deloitte & Touche LLP

St. Louis, Missouri
April 27, 2007

MANAGEMENT'S STATEMENT OF FINANCIAL RESPONSIBILITY

As both an investment firm and a publicly held company, A.G. Edwards firmly embraces its responsibility to ensure that investors are informed of and comfortable with the practices and policies of our firm, whether those investors are clients, shareholders, or both. We are committed to providing financial information that gives investors a timely, accurate and complete picture of our financial condition.

Management takes full responsibility for the integrity and accuracy of A.G. Edwards' financial statements, presented in accordance with generally accepted accounting principles. We have a highly experienced team of accountants and internal auditors who abide by the highest ethical standards in executing their responsibilities to our firm and our shareholders. Management shares these ethical standards and applies them to both their personal and business conduct.

Established before the current listing requirements of the New York Stock Exchange, our corporate governance policies and practices include:

- Independent directors represent the majority of our Board.
- Independent directors are the only members of our Board's Audit, Compensation, and Nominating and Corporate Governance Committees.
- The Audit, Compensation, and Nominating and Corporate Governance Committees make appropriate use of charters that clearly detail each committee's responsibilities.
- Independent directors meet at scheduled executive sessions without management.

Just as our financial consultants work to earn and maintain the trust of their clients, our management is dedicated to earning and maintaining the trust of our shareholders by staying true to our culture and applying the highest ethical standards to the oversight of our corporate assets. Our shareholders and our clients can share in management's confidence about A.G. Edwards' financial reporting and governance policies.

Robert L. Bagby
Chairman,
Chief Executive Officer

Douglas L. Kelly
Executive Vice President,
Chief Financial Officer

BOARD OF DIRECTORS

A.G. EDWARDS, INC.



E. EUGENE CARTER [2,3,4]
Trustee,
Charlotte R. Boschan Trust,
Washington, D.C.



ROBERT L. BAGBY [1]
Chairman of the Board,
Chief Executive Officer, President



VICKI B. ESCARRA [2,3,4]
President & CEO,
America's Second Harvest,
Chicago, Illinois



SAMUEL C. HUTCHINSON JR. [2,3,4]
President,
Interface Construction Corp.,
Berkeley, Missouri



PETER B. MADOFF [2,3,4]
Senior Managing Director,
Bernard L. Madoff Investment
Securities LLC,
New York, New York



RONALD J. KESSLER [1]
Vice Chairman of the Board



MARK S. WRIGHTON [2,3,4]
Chancellor,
Washington University,
St. Louis, Missouri

Member of A.G. Edwards, Inc.:
1 Executive Committee
2 Audit Committee
3 Compensation Committee
4 Nominating and Corporate
Governance Committee

BOARD OF DIRECTORS

(AS OF APRIL 27, 2007)

A.G. EDWARDS & SONS, INC.

ROBERT L. BAGBY[5,6]
Chairman of the Board,
Chief Executive Officer, President,
32 years with A.G. Edwards

MARY V. ATKIN[5,6]
Executive Vice President,
Director of Staff,
29 years with A.G. Edwards

ALEX M. BIGELOW
Senior Vice President,
Florida Regional Officer,
15 years with A.G. Edwards

AMELIA A.J. BOND
Senior Vice President,
Public Finance,
20 years with A.G. Edwards

BILL BRANSON JR.
Senior Vice President,
Northeast Regional Officer,
13 years with A.G. Edwards

ROGER A. BULLER
Senior Vice President,
Mid-Central Regional Officer,
20 years with A.G. Edwards

SPENCER B. BURKE
Senior Vice President,
Corporate Finance,
11 years with A.G. Edwards

PAUL B. COFFEE
Senior Vice President,
Western Regional Officer,
32 years with A.G. Edwards

GENE M. DIEDERICH[5,6]
Executive Vice President,
Director of Branches,
22 years with A.G. Edwards

DAVID J. DIFFENAUER
Senior Vice President,
Customer Accounting,
35 years with A.G. Edwards

BENJAMIN F. EDWARDS IV
Town & Country, Mo. Branch,
29 years with A.G. Edwards

MICHAEL L. ESSEX
Senior Vice President,
Syndicate,
4 years with A.G. Edwards

CHARLES J. GALLI[5]
Senior Vice President,
Home Regional Officer,
28 years with A.G. Edwards

LOUIS A. GINOCCHIO JR.
Senior Vice President,
Great Lakes Regional Officer,
17 years with A.G. Edwards

ALFRED E. GOLDMAN[5]
Corporate Vice President,
Market Analysis,
47 years with A.G. Edwards

RICHARD F. GRABISH[5]
President & CEO,
A.G. Edwards Trust
Company FSB,
26 years with A.G. Edwards

WILLIAM R. HATCHER
Senior Vice President,
Mid-Atlantic Regional Officer,
14 years with A.G. Edwards

RAYMOND J. KALINOWSKI
Senior Vice President,
Corporate Finance,
16 years with A.G. Edwards

MARK A. KELLER
Senior Vice President,
Chief Investment Officer,
Gallatin Asset Management, Inc.,
28 years with A.G. Edwards

DOUGLAS L. KELLY[5,6]
Executive Vice President,
Secretary, Treasurer,
Chief Financial Officer,
Director of Law & Compliance,
Director of Administration,
13 years with A.G. Edwards

RONALD J. KESSLER[5,6]
Vice Chairman of the Board,
Executive Vice President,
Director of Operations,
39 years with A.G. Edwards

OLIVER M. LANGENBERG[6]
Senior Vice President,
Institutional Sales & Research,
46 years with A.G. Edwards

KEVIN M. LAWLOR
Senior Vice President,
Enterprise Risk Management &
Regulatory Reports,
25 years with A.G. Edwards

JOHN F. LEE
Senior Vice President,
Pacific Coast Regional Officer,
21 years with A.G. Edwards

PETER M. MILLER[5,6]
Executive Vice President,
Director of Sales & Marketing,
18 years with A.G. Edwards

WILLIAM C. MITCHELL
Senior Vice President,
Eastern Regional Officer,
17 years with A.G. Edwards

THOMAS N. O'DONNELL
President & CEO,
Gallatin Asset Management, Inc.,
12 years with A.G. Edwards

JOHN C. PARKER[6]
Executive Vice President,
Chief Information Officer,
President, A.G. Edwards
Technology Group, Inc.,
5 years with A.G. Edwards

PAUL F. PAUTLER[5]
Executive Vice President,
Director of Capital Markets,
9 years with A.G. Edwards

ROBERT A. PIETROBURGO
Senior Vice President,
Central Regional Officer,
20 years with A.G. Edwards

JOSEPH G. PORTER[5]
Senior Vice President,
Assistant Director of
Administration,
Assistant Treasurer,
24 years with A.G. Edwards

LOIS M. POWELL
Senior Vice President,
Southwest Regional Officer,
16 years with A.G. Edwards

JOHN D. QUINN
Senior Vice President,
Securities Accounting,
38 years with A.G. Edwards

JEFFREY RAYFIELD
Senior Vice President,
A.G. Edwards Technology
Group, Inc.,
14 years with A.G. Edwards

MICHAEL SCAFATI
Senior Vice President,
Managed Products,
35 years with A.G. Edwards

DANIEL J. SCHAUB
Senior Vice President,
Institutional Sales & Trading,
26 years with A.G. Edwards

GREGORY S. SIGMUND
Senior Vice President,
Securities Research,
23 years with A.G. Edwards

BRIAN C. UNDERWOOD
Senior Vice President,
Compliance,
23 years with A.G. Edwards

CHARLES J. VANGRONIGEN
Senior Vice President,
Assistant Director of Branches,
33 years with A.G. Edwards

GREGORY P. VITT
Senior Vice President,
Assistant Director of Operations,
29 years with A.G. Edwards

WILLIAM J. WINTER SR.
Senior Vice President,
Assistant Treasurer,
40 years with A.G. Edwards

CECIL B. WRIGHT III
Senior Vice President,
Southeast Regional Officer,
33 years with A.G. Edwards

CHARLES V. ZURFLUH
Senior Vice President,
Branch Operations,
43 years with A.G. Edwards

Member of A.G. Edwards & Sons, Inc.:
5 Executive Committee
6 Finance Committee

BOARDS OF DIRECTORS

(AS OF APRIL 27, 2007)

A.G. EDWARDS TECHNOLOGY GROUP, INC.

Robert L. Bagby
Chairman of the Board and
Chief Executive Officer

John C. Parker
President

Mary V. Atkin
Gene M. Diederich
Charles J. Galli
Alfred E. Goldman
Richard F. Grabish
Douglas L. Kelly
Ronald J. Kessler
Peter M. Miller
Paul F. Pautler
Joseph G. Porter

A.G. EDWARDS TRUST COMPANY FSB

Richard F. Grabish
Chairman of the Board,
Chief Executive Officer
and President

Mary V. Atkin
Charles J. Galli
Douglas L. Kelly
Peter M. Miller
Thomas N. O'Donnell
Michael Scafati
Charles V. Zurfluh

A.G.E. PROPERTIES, INC.

Robert L. Bagby
Chairman of the Board

Douglas L. Kelly
President

Mary V. Atkin
Ronald J. Kessler

GALLATIN ASSET MANAGEMENT, INC.

Peter M. Miller
Chairman of the Board

Thomas N. O'Donnell
President and Chief
Executive Officer

J. Michael Havey
Mark A. Keller
Douglas L. Kelly
Michael Scafati

AGE INVESTMENTS, INC.

Douglas L. Kelly
Director

A.G. EDWARDS CAPITAL, INC.

Paul F. Pautler
Chairman of the Board,
Chief Executive Officer
and President

Douglas L. Kelly
Ronald J. Kessler
Peter M. Miller
Michael Scafati

A.G. EDWARDS & SONS (U.K.) LIMITED

Douglas L. Kelly
Chairman of the Board

Gene M. Diederich
Paul F. Pautler

BEAUMONT INSURANCE COMPANY

Douglas L. Kelly
Chairman of the Board
and President

Donna B. Normand
Joseph G. Porter
Diane M. Webster

REGIONAL OFFICERS

(AS OF APRIL 27, 2007)



ALEX M. BIGELOW
Florida Regional Officer
55 branch offices in FL



BILL BRANSON JR.
Northeast Regional Officer
52 branch offices in MA, ME, NH, NY, RI, VT



ROGER A. BULLER
Mid-Central Regional Officer
64 branch offices in IA, KS, MN, MO, ND, NE, OK, SD



PAUL B. COFFEE
Western Regional Officer
69 branch offices in AK, AZ, CO, ID, MT, OR, UT, WA, WY



CHARLES J. GALLI
Home Regional Officer
49 branch offices in AR, IA, IL, MO



LOUIS A. GINOCCHIO JR.
Great Lakes Regional Officer
65 branch offices in KY, MI, OH, PA, WV



WILLIAM R. HATCHER
Mid-Atlantic Regional Officer
56 branch offices in NC, SC, TN, VA



JOHN F. LEE
Pacific Coast Regional Officer
72 branch offices in CA, HI, NV



WILLIAM C. MITCHELL
Eastern Regional Officer
60 branch offices in CT, DC, DE, MD, NJ, NY, PA, VA



ROBERT A. PIETROBURGO
Central Regional Officer
76 branch offices in IL, IN, KY, WI



LOIS M. POWELL
Southwest Regional Officer
60 branch offices in NM, TX



CECIL B. WRIGHT III
Southern Regional Officer
61 branch offices in AL, GA, LA, MS, TN

ALABAMA

Anniston
John M. Monroe

Birmingham
David H. Gilchrist Sr.

Dothan
Patricia A. Watson
Stafford L. Gregory

Fairhope
Katherine A. Monroe

Florence
Thomas T. Ross

Gadsden
Troy D. Wagnon

Gulf Shores
Craig O. Vinson Sr.

Huntsville
Garry L. McClure

Inverness Center
Amy M. McLevaine

Mobile
Jere W. Marques

Montgomery
Jeffrey S. Sprague

Prattville
Robert R. Shackelford

Selma
Thomas R. Boyd

Troy
Collin L. McCrary
Robert K.T. Cole Jr.

ALASKA

Anchorage
Todd S. Gerber

ARIZONA

Carefree
Josh Slocum

Chandler-Tempe
Theresa C. Clemmons

East Tucson
Kenneth C. Jacowsky

Flagstaff
David G. Broyles

Green Valley
William H. Olsen

Mesa
William R. Berg

Oro Valley
Ben Palazzo

Phoenix
Daniel L. Christy III

Pinnacle Peak
Karen L. Rittel

Prescott
Gerry M. Thornbro

Prescott Valley
Michael D. Woods

Scottsdale
John S. Abbs
Paul C. Ruble Jr.

Sedona
Kenneth W. Johnson

Sierra Vista
Richard M. Cisar

Sun City/Arrowhead
Robert E. Rittel

Sun Lakes
Theresa C. Clemmons

Surprise
Samuel T. Lee
Paul R. Freudenberger

Tucson
William S. Fedor Jr.

ARKANSAS

Bella Vista
John E. McLelland

Berryville
Allen Rogers

Blytheville
Shirley V. Carman

Conway
Stephen M. Scherrey

El Dorado
Andy E. Allen

Fayetteville
Brian L. Keck

Fort Smith
Elton E. Rambin

Harrison
Ronald C. Richardson

Holiday Island Park
Paul K. Engskov

Hot Springs
Joseph K. Patrico

Hot Springs Village
Brenda E. Riley

Jonesboro
Sidney E. Banks

Little Rock
Vallie B. Carney
Robert W. Tucker

Mountain Home
Jackson Rhoades

Pine Bluff
Walter K. Cash

Rogers
Steven R. Burkhead

Russellville
Danny C. Stobaugh

Siloam Springs
Robert W. Coleman Jr.

Springdale
Russell D. Beck

CALIFORNIA

Arroyo Grande
Nathan F. Alvarado

Auburn
D. Robert Frew

Bakersfield
David D. Westerfeld

Beverly Hills
Mark A. Tobin

Carlsbad
Gary P. Endres

Chico
William D. Carson Jr.

Chula Vista
Timothy P. Cronin

Del Mar
Timothy P. Cronin

El Dorado Hills
Scott M. Nelson

Escondido
Douglas L. Bowcock

Eureka
Gerald J. Beacom

Fairfield
Mark V. Amos

Fallbrook
Robert W. Kuech

Ferndale
Laura K. Hussey

Fort Jones
Linda A. Andresen

Fresno
Donald A. Vincenti

Grass Valley
Michael C. Nielsen

Hemet
Franklin J. Anderson
Angela K. Sugimura

Laguna Beach
David D. Almquist

Laguna Hills
Mark J. Robles

La Jolla
Roc W. Willis

Lake San Marcos
Donald R. Overbeck

Lincoln Hills
James C. Lee

Lompoc
John F. Puscheck

Long Beach
Rahamin Suares

Modesto
Randall K. Anderson

Monterey
Charles M. Hetland

Napa
Gregory R. van Kesteren

Newport Beach
Timothy C. Metcalf

Oakland
Jon P. McGeath

Oroville
James H. Moll

Oxnard
Anthony A. Russo

Palm Desert
William C. Lacy

Palm Springs
Mark F. Blalock

Paradise
John W. Nelson

Pasadena
David P. Luna

Pleasanton
Michael F. McGrath

Rancho Sante Fe
Timothy P. Cronin

Redding
Brian D. Gruber

Redlands
Robert R. Heinze

Redwood Shores
Peter L. Glaser

Riverside
Mary Carruthers

Roseville
John F. Lee*
Thomas P. Bjork

Sacramento
James E. Jacoby

San Diego
Jeffrey S. McCoy

San Diego-Gaslamp
Michael W. Jennings

San Diego-North County
Robert R. Gonzales

San Francisco
Paula B. Johnson

San Jose
Kenneth B. Painter

San Juan Capistrano
Robert W. Burns

San Luis Obispo
Glenn P. Johnson

San Rafael
Tomm F. Hudson

Santa Barbara
Americo J. Salvetti

Santa Maria
Brian J. Gerrity

Santa Monica
Francis V. Bennett

Santa Rosa
Samuel D. Slayden

Sherman Oaks
Jonathan I. Lieberman

Silicon Valley
Kenneth W. Green

Stockton
Larry D. Watts

Temecula
Steven W. Fillingim

Torrance
William F. Smith

Ukiah
Monte J. Hill

Visalia
James E. Wohlford

Walnut Creek
John P. Rohan

Downtown Walnut Creek
Logan B. Wiggins

Westlake Village
Frank D. Covely

COLORADO

Boulder
Dennis H. Kaboth

Cherry Creek
James B. Haass

Colorado Springs
Richard A. Murphy
Gary A. Backstrom

Denver
Richard F. Blance

Durango
Roger D. Hayes

Estes Park
Debra A. Grill

Evergreen
Randolph A. Huining

Fort Collins
Thomas R. Mapp

Grand Junction
Linda S. Arledge

Greeley
Rick L. Runyan

Greenwood Village
Paul B. Coffee*
Mark P. Fellows

Interlocken
Vernon Trexler

Lakewood
James M. Wilday

Longmont
Michael W. Shortell

Loveland
Charles A. Bouchard

Pueblo
Corinne G. Koehler

CONNECTICUT

Danbury
Arnold H. Rozany

Essex
Edward J. Brennan

Farmington
John J. McDermott III

Glastonbury
Timothy A. Collins

Greenwich
Lawrence A. Baker

Hamden
Richard Pignone
Kimberly S. Hurd

Hartford
Patrick J. Sheehan

Madison
Calvin C. Coburn

Mystic
Frederick C. Leonard

Norwalk
Martin P. McLaughlin Jr.

Ridgefield
Arnold H. Rozany

Southport
Jeffrey T. Zelin

Waterford
Frederick C. Leonard

Wilton
Paul A. Steffany

DELAWARE

Newark
Frank A. Alteri

DISTRICT OF COLUMBIA

Washington, D.C.
William C. Mitchell*
Wallace L. Tart

Washington, D.C.–Downtown
Loren D. Evans

FLORIDA

Aventura
Marc W. Chait

Boca Raton
James D. Edge

Bonita Springs
Mark S. Preston

Boynton Beach
Jeffrey L. Hill

Bradenton
Gary M. Knuckles

Cape Coral
Patrick S. Zych

Citrus Hills
Robert A. Noxon

Clearwater
Robert W. Hicks

Clermont
Kelly J. Cartier

Coral Gables
Michael Underwood

Daytona Beach
Peter J. Hogan

Destin
Edmond Waters

Englewood
Thomas J. Hinck

Eustis
Frederick S. Lipp

Fort Lauderdale
G. Bradley Goodchild II
Thomas A. Whelan

Fort Myers
Mark T. Chase
James A. Nolte

Fort Pierce
Francis E. Campbell

Fort Walton Beach
Daniel R. Cauley

Gainesville
Francis J. Rover

Indialantic
Gerald B. Goodchild

Jacksonville
David M. Huffman

Lake Mary
John R. Snively

Marco Island
Terrence J. McCreanor

Melbourne
Thomas W. Sinclair

Merritt Island
Robert W. Sullivan

Naples
Robert E. Price

Ocala
John H. Decker Jr.

Orlando
Robert S. Fox

Palm Beach Gardens
James A. Collins

Panama City
Don Draper
Malissa E. Romack

Panama City Beach
Joseph A. McCurley Jr.

Pensacola
William C. Westfall Jr.

Port Charlotte
Joshua M. Howell

Port Richey
Charles M. Fernandez

Punta Gorda
John F. Schneider

St. Armands Key
Sally J. White

St. Augustine
Thomas E. Dotson II

St. Petersburg
Brian W. Kashlak

Sarasota
Paul D. Buskey

Sebring
John R. Clark

Seminole
John C. Chlupp

Spring Hill
Kerry M. Kinsella

Stuart
Robert J. Sander

Sun City Center
Peter T. Sayre Jr.

Tallahassee
John B. Mackie

Tampa
Robert B. Moler Jr.

The Villages
Tracy M. Belton

Titusville
James E. Smillie

Venice–North
Stephen W. Wanvig

Venice–South
John W. Holic

Vero Beach
John D. Orcutt Jr.

Viera
Thomas R. Bedor

West Palm Beach
Alex M. Bigelow*
Christian T. Clinton

Winter Haven
Ronald W. Snyder

Zephyrhills
Nancy D. Cook

GEORGIA

Albany
Marilyn C. Hedrick

Americus
Robert H. Sternenberg

Athens
Paul A. Bingham Jr.

Atlanta
William J. Huston
John K. Coggins Jr.

Braselton
Kevin F. Price

Canton
Judy T. Ross

Columbus
Janice E. Hutson

Dalton
Gary B. Oliver

Evans
W. Neal Hines

Gainesville
Warren D. Stribling
Alan C. Crumley

Greensboro
Richard D. Newsom Jr.

Griffin
Edward C. Worrell

Johns Creek
Roland H. deLiniere

Macon
Michael C. Ketterbaugh

Marietta
J. Daniel Newsome

Milledgeville
William G. Neely III

Rome
Cecil B. Wright III*
Michael D. Crego
Bruce Hunter

Roswell
James M. Broadway

St. Simons Island
Kevin C. Lokey

Sandy Springs
Tiberio P. DeJulio

Savannah
Benjamin E. Price

Thomasville
William J. McCollum

Tifton
Mark B. Thompson

Valdosta
Yancy F. Carter III

HAWAII

Honolulu
Larry J. Goeas

IDAHO

Boise
Jerry L. Beto

Coeur d'Alene
Paul C. Barone

Idaho Falls
Fred T. Finlayson

Ketchum
Lori L. Nurge

Pocatello
Mark N. Buckalew

Twin Falls
Kelly C. Ward

ILLINOIS

Alton
Robert T. Stegemeier

Arlington Heights
Richard A. Ceffalio Jr.

Aurora
Kevin A. Skogsberg

Barrington
Steven P. Fromm

Belleville
Brent A. Wilhelm

Bloomington
Charles A. Norman

Carbondale
Barbara J. Blacklock

Champaign
Scott A. Moe

Charleston
Gary L. Swearingen
Dan R. Cunningham

Chicago-Loop
Philip J. Cunningham

Chicago–Union Station
Patrick C. McAllister

Danville
Lori R. Kite

Decatur
Mary K. Paulin

Edwardsville
Robert A. Pietroburgo*
Rodney D. Vaught

Effingham
Kent C. Schmidt

Elgin
Robert L. Schrieber

Freeport
Steven E. Glaze

Galesburg
Sid V. Carlson

Geneseo
Brian J. Gernant

Geneva
F. Shellie Reed

Jacksonville
Michael H. Lansden

Joliet
Warren C. DeNardo

Lake Forest
Mark D. Aigner

Lincoln
Philip M. Dehner

Macomb
Mary E. Downey

Morris
Jerome A. Bellm

Mount Vernon
Cynthia L. Jones

Naperville
Vicky S. Campbell
Michael J. Lantz

Oakbrook
Robert D. Gagnon

Orland Park
Donald G. Sharko

Palos Heights
David C. Heide

Peoria
Thomas R. Henrichs

Peru
David A. Claggett

Pittsfield
Christopher G. Little

Quincy
Richard V. Marcolla

Rockford
Martin L. Smith

Roselle
Jay A. Cunningham

Skokie
Alan S. Dubrow

Springfield
Craig R. Schermerhorn
Anthony M. Guzzardo

St. Charles
Craig S. Morgan

Waterloo
Robert D. Maurer

Willowbrook
Michael S. Ludlow

Woodstock
Dennis L. Anderson

INDIANA

Anderson
Paul B. Church

Bloomington
Daniel F. Davila

Carmel
Ted J. Sturges

Chesterton
Mark S. Lazart

Columbus
Jacob L. Fedor

Evansville
Stephen H. Merrick

Fort Wayne
James C. Smith

Greenwood
Dean J. Abplanalp

Indianapolis
Edwin W. Free III

Indianapolis-Keystone
Scott T. Wolfrum

Kokomo
Michael V. Ricci

Merrillville
David M. Kelly

Muncie
Katherine M. Onical

Richmond
Donald E. Bates Jr.

South Bend
Douglas L. Piazza

Terre Haute
Rodney R. Heefner

IOWA

Burlington
Frederick A. Scholer

Cedar Rapids
Stephen R. Loftus

Coralville/Iowa City
Darrel G. Courtney

Davenport
Stanley M. Reeg

Des Moines
David L. Jones

Dubuque
Eric S. Loy

Fort Madison
Joel S. Bobb

Keokuk
Heather J. Barnett

Marshalltown
Jay P. Merryman

Mason City
Robert M. Zishka

Mount Pleasant
Patrick J. McCabe

Sioux City
Michael J. Woods

Storm Lake
Alan E. Bowles

Waterloo
Ronald J. Fiacco
Richard D. Pilipchuk

KANSAS

Abilene
Patricia M. O'Malley-Weingartner

Garden City
Sean P. Thayer

Hutchinson
Roger D. Gatton

Independence
Robert J. Miller

Lawrence
Jeffrey M. Ingles

Liberal
Thomas C. Mein

Manhattan
Jayson C. Kaus

Overland Park
Gregory E. Ek

Pittsburg
Darrel B. Markley

Salina
Kenneth M. Wedel

Wichita
Roger A. Buller*
Roger D. Gatton

KENTUCKY

Ashland
Mark G. Compston

Bowling Green
Marc W. Evans

Lexington
Sherry D. Holley

Louisville
Richard O. Paris II

Owensboro
Larry H. Beisel Jr.

Paducah
John A. Williams Jr.

Pikeville
Ryan C. Johns

Somerset
James S. Morrison

LOUISIANA

Alexandria
Bart B. Schmolke

Baton Rouge
Breaux G. Nader
Theresa B. Russell

Hammond
Alexandre Theriot III

Jennings
Keith J. Broussard

Lafayette
Thomas W. Grote

Lake Charles
Glenn R. Granger
Reed Mendelson Jr.

Mandeville
Allen J. Catalanotto

Monroe
Douglas T. Farr

Natchitoches
William H. Cross

New Orleans
John Y. Galbraith

Opelousas
Gregory M. Bordelon

Ruston
Bobby J. Conville Jr.

Shreveport
Clyde B. French
Jimmy R. Scruggs

MAINE

Auburn
Donald V. Panati

Bangor
Alan W. Miller

Camden
Glenn E. Buckingham

Portland
R. Bartlett Osgood III

Waterville
David F. Radsky

MARYLAND

Annapolis
Malcolm C. Foster

Baltimore
Richard K. Sutor

Bel Air
Herbert F. Otto

Easton
William B. Quick

Hunt Valley
Stephen G. Mitchell Sr.

Salisbury
Brian C. Timken

MASSACHUSETTS

Boston
Sarah G. Berry

Boston–Copley
Jeffrey K. Robles

Chelmsford
Daniel S. Hanley

East Harwich
Jon O. Laurell

Fall River
Richard B. Wolfson

Falmouth
Francis X. Keohane

Great Barrington
Terrence W. Webb

Greenfield
Frederick M. Magee

Hyannis
David J. Mason

New Bedford
Joseph M. Barry Jr.

Northampton
John J. Sullivan Jr.

Norwell
John M. Koulopoulos

Peabody
E. Alan Freeman

Pittsfield
Daniel O. Bushey Jr.

Plymouth
Fred J. Gennelly

Springfield
Mark W. Teed

Wellesley
Eric H. Burt

Worcester
Brian M. Elliott

MICHIGAN

Ann Arbor
John V. Melick III

Battle Creek
Charles J. Carroll

Bay City
Karl H. Roth

Bloomfield Hills
Richard V. Hueter

Cascade
Todd H. Brandstadt

Clinton Township
Donald J. Van De Steene

Dearborn
John P. Mathey

Farmington Hills
Adwowa Afenyi-Annan

Flint
Mark Mikolajczak

Grand Rapids
James E. Marosi

Gross Pointe Woods
James J. Marchand

Holland
David J. Young

Jackson
Bradley N. Clark

Kalamazoo
Jerry J. Cross
Cory Wietfeldt

Marquette
Mark A. Aho

Midland
Doak R. Stolz

Monroe
John R. Weinert

Okemos
James L. Carter

Owosso
Paul A. Schluckebier

Port Huron
Scott Metzner
Thomas K. Andison

St. Joseph
Craig A. Herrington

Traverse City
Glenn C. Hirt

Troy
F. Daniel Mirabella

MINNESOTA

Brainerd
Mark J. Meyer

Duluth
Darlene A. Anderson

Edina
David E. Bennett

Minneapolis
John R. Ekman

Minnetonka
Ronald W. Erickson

Rochester
James S. Olson

Woodbury †
Gary L. Nelson

MISSISSIPPI

Clarksdale
Hiram L. Dilworth

Columbus
Jim B. Ford Jr.

Gulfport
Marshall D. Lynch

Hattiesburg
Duane L. Raanes

Jackson
Hance W. McKenzie Jr.

Meridian
William S. Hudson

Oxford
Allen R. Kimbrell

Pascagoula
Michael F. Odom

Starkville
Robert M. Crosland III

MISSOURI

Boonville
John W. Briscoe II

Branson
Mitchell L. Walker

California
Joseph J. Hartman

Cameron
Everett W. Ice

Cape Girardeau
Marsha M. Limbaugh

Clayton
Blake R. Dunlop

Columbia
James G. Church
Robert P. Stansberry

Des Peres
Patrick J. Howley III

Festus/Crystal City
John D. McAtee Sr.

Frontenac
Charles J. Galli*
David M. Hollo
Gary A. Keesling

Hannibal
Kenneth W. Greger

Independence
Charles S. Cooper

Jackson
Melanie A. Gutwein

Jefferson City
Chad Horton

Joplin
Bryan D. Vowels

Kansas City Plaza
Brian T. Wall

Kirksville
Rick F. Riley

Lake Ozark
Timothy J. Kertz
Jeffrey R. Alderman

Laurie
Patrick C. Rowland

Lebanon
Gregory V. Sullivan

Liberty
James J. Ballinger

Louisiana
Julie P. Jenkins

Moberly
Jerry C. Jeffrey

Rolla
Mark T. Riefer

St. Charles
Steve A. Mahler

St. Joseph
Grover C. Musser

St. Louis-Downtown
Joseph P. Bianco

Sikeston
Bart A. Grant

Springfield
David L. Burnette

Town & Country
Benjamin F. Edwards IV

Washington
Charles J. Trankler

MONTANA

Great Falls
Eric D. Borggard

Missoula
Roger T. Roy

NEBRASKA

Beatrice
Terry A. Doyle

Grand Island
Dan A. Govier
John C. Stinson

Kearney
James R. Armagost

Lincoln
Loy U. Olson

North Platte
Kevin P. Kennedy Jr.

Omaha
Randall C. Peck

Scottsbluff
Verlin F. Schaefer

NEVADA

Incline Village
Frederick C. Findeisen

Las Vegas
Fred T. Snyder

Minden
Thorolf B. Teigen

Reno
Eric S. Smith

Summerlin
Kenneth B. Heck

NEW HAMPSHIRE

Claremont
Gisela M. Polleys
Lori A. Tetreault

Concord
William A. Kearney

Hanover
E. Clinton Swift

Keene
James D. Talbert

Laconia
Richard V. Breton

Nashua
Eric B. Gould
Richard T. Iannacone

New London
Philip D. Estabrook III

Portsmouth
Rohe V. Pennington III

Wolfeboro
Loren J. Ackerman

NEW JERSEY

Bernardsville
Brian J. McCafferty

Cape May
Henry S. Brzyski

Cherry Hill
Walter J. Schwenk

Chester
Frank M. Taylor

East Brunswick
Michael J. Doherty

Fairfield
Ralph D. Courtland

Green Village
William J. Drake

Hillsborough
Patricia L. Halpern

Morristown
Joseph J. Bancheri

Northfield
Peter J. Tampellini

Oradell
Joseph Buono
Grace M. Galvin

Princeton
Harry L. Sze

Red Bank
Todd C. Leonhardt

Rockaway
Fred K. Ecke Jr.

Short Hills
Richard M. Barber

Spring Lake
Todd C. Leonhardt

Voorhees
Charles J. McAfee

Warren
William J. Drake

NEW MEXICO

Albuquerque
Quentin J. Heffron
Suzanne Feinberg

Las Cruces
Bruce A. Reed

Roswell
Brian D. Stokes

Santa Fe
Manuel J. Monasterio

NEW YORK

Albany
Terry L. Jandreau

Babylon
Robert A. Nogrady

Binghamton
Carol A. Eurillo

Brighton
Dale H. Englehardt

Buffalo
Karl I. Riner

Corning
David W. Davies

Garden City
Brian R. Walsh

Huntington
Michael W. Hordy

Ithaca
Catherine L. Mawicke

Lake Placid
Charles G. Cowan

New York City–
Midtown
J. William Forrester

Olean
Lynn R. Johnson

Oneonta
Edward J. Curley

Port Jefferson
Jeffrey D. Thiele

Rhinebeck
Edward J. Mercier

Riverhead
Edward Kahan

Rochester
Joseph P. Zappia

Smithtown
Kevin A. Healy

Southampton
Edward Kahan

Syracuse
Bill Branson Jr.*
Randall J. Powers

Utica
Eugene L. D'Amico Sr.

White Plains
Neal J. Baumann

NORTH CAROLINA

Asheboro
Joseph G. Thomas

Asheville
Roger H. Aiken

South Asheville
William M. Pomeroy

Ballantyne
Walter C. Martin

Burlington
Shannon S. Mackintosh
James D. Mackintosh III

Chapel Hill
Michael F. Absher Jr.

Charlotte
David S. Younts

Fayetteville
George E. Waren

Greensboro
Steven B. Holbrook

Greenville
Herbert L. Ormond III

Hendersonville
Scott E. Price

Hickory
Clifford J. Watts III

High Point
Paul A. Vidovich

Highlands
Steven R. Perry

Lake Norman
Kevin D. Phillips

Morehead City
Phillip B. Nelson

Raleigh
Alexander Mihajlov

Rocky Mount
Barden Winstead Jr.

Shallotte
Jeremy L. Jones

Southport
Albert Elrod

Tryon
Robert M. Tobey

Wilmington
Michael A. Faulkenbury

Winston-Salem
Joseph H. Cutchin III

NORTH DAKOTA

Bismarck
Ingrid L. Schneider

Fargo
Charles E. Hanish

Grand Forks
Carter J. Johnsen

Jamestown
Rick E. Bosche

OHIO

Akron
Thomas A. Jewett

Ashtabula
Daniel M. Huffman

Blue Ash
Terrence W. Hosty

Cambridge
Tommy D. Davey

Canton
Patton A. Teagle

Chardon
Terry R. Campbell

Chillicothe
Tom D. Hamsher

Cincinnati
Louis A. Ginocchio Jr.*
Jason J. Hull

Cleveland
John N. Janoch

Columbus
Brent A. Markley

Dayton
Roger B. Chudde

Dublin
Paul J. Jarvis

Findlay
Edward F. Abbey Jr.

Lancaster
Thomas K. Lally

Lima
Phillip L. Trueblood

Mansfield
Christopher L. Nuetzel

Medina
Joseph A. Hanna

Mentor
Victor W. Lunka Jr.

Steubenville
Betty L. Coffman

Toledo
Gerald L. Sliemers

Troy
Roger B. Chudde

Westlake
Kurt A. Faulhaber

Worthington
Martin E. VandenBroek

Zanesville
Jay J. Gruenebaum

OKLAHOMA

Bartlesville
Adam M. Shelley

El Reno
Thomas H. Avant

Enid
Alan G. Stong

Grove
David L. East

Lawton
Brendan Wolverton

Oklahoma City
Ronald L. Baker

Ponca City
Patrick J. Mulligan

Stillwater
Don E. Terry

Tulsa
George E. Ferguson

OREGON

Bend
John K. Aspell

Corvallis
Andrew E. Jones

Eugene
Gary L. Feldman

Ferry Street Bridge
Jason Saunders

Medford
David R. McDermott

Portland
Mark E. Olsen

Portland–Downtown
James L. McCulley

Roseburg
Melvin G. Duncan

Salem
Ronald R. Boucher

West Linn
Janet M. Hudson

PENNSYLVANIA

Abington
George A. Porreca Jr.

Beaver
Stephen P. Patrick

Bethlehem
Scott A. Brantingson

Collegeville
James W. McGuire III

Greensburg
Robert A. Moffet Jr.

Harrisburg
Richard J. Beatty

Meadville
Robert C. Asmus

Media
Timothy E. Griffith

Peters Township
Michael T. Rouscany
James L. Lockerman

Pittsburgh
Nancy J. Lynches

Scranton
Keith R. Kleinman

Sewickley
Charles Kolias

Sharon
Joshua R. Resnick

South Hills
Rande T. Casaday
Stephen P. Patrick

RHODE ISLAND

Charlestown
Dennis P. McGuire

Newport
Anne McCarver

Providence
Robert L. Capone

SOUTH CAROLINA

Aiken
William G. Paschal

Beaufort
William C. Tumlin
William R. Hatcher*

Bluffton
Todd H. Crutchley

Charleston
Joseph H. McAuley Jr.

Columbia
James N. Pulliam Jr.

Daniel Island
James B. Platzer

Florence
Frank J. Brand II

Greenville
D. Michael Plemmons

Hilton Head Island
John C. Levy

Inman
Janice C. Farrell

Laurens
Melissa D. Moody

Lexington †
James G. David

Myrtle Beach
Ruell L. Hicks Jr.

Pawleys Island
Michael J. Hirsch

Seneca
Jesse E. Wright III

Spartanburg
Stephen N. Sorensen

Sumter
Jack W. Griffith Jr.

SOUTH DAKOTA

Aberdeen
Richard W. Niebuhr
Craig D. Golz

Brookings
Les L. Howard

Huron
Sherman E. Gose
Steven R. Gohn

Mitchell
Dennis M. Martin

Rapid City
Emiel E. Belzer
Patrick D. Malone

Sioux Falls
Joseph C. Wood

Watertown
Thomas C. Beadnell

Yankton
Randall A. Johnson

TENNESSEE

Chattanooga
Joseph E. Petty

Clarksville
Collier B. Nussbaumer

Johnson City
Gregory G. Schuette

Knoxville
William K. West III

Memphis
Charles H. Long Jr.

Morristown
Crampton H. Helms

Nashville
William H. Eskind

TEXAS

Abilene
Gerald A. Galbraith

Addison
John O. Norwood

Amarillo
Jesse C. Miller

Arlington
Marc E. Prda

EDWARDS

A.G. Edwards, Inc.
One North Jefferson
St. Louis, Missouri 63103
314.955.3000
www.agedwards.com

END